Shire plc Corporate Headquarters: 5 Riverwalk Citywest Business Campus Dublin 24 Ireland www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

May 16, 2012

Re:	Shire plc Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 000-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Angus Russell, Chief Executive Officer of Shire plc (the “Company”) dated May 3, 2012 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”).

We have repeated your numbered comments and provided a response to your comments below.

Item 7. Management’s discussion and analysis of financial condition and results of operations
Overview, page 45

1.
Although you disclose the aspects of healthcare reform legislation that affect the company, you do not quantify its impact on your financial statements. In this regard, please provide us proposed revised disclosure to be included in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D “donut hole” in 2011. Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Response:

The Company respectfully informs the Staff that US Healthcare Reform legislation has not had a material impact on the Company’s results of operations. The Company made a statement to this effect on page 45 of the 2011 Form 10-K.

The amount of the reduction to revenues for the increased Medicaid rebate, the additional rebate associated with the Medicare Part D “donut hole” and the amount of the branded prescription drug fee is not material, for each individual item or in the aggregate, to the Company’s results of operations. Additionally the Company confirms to the Staff that it does not believe that the effects of US Healthcare Reform legislation in 2012 and beyond will be materially different than 2011 trends.

The Company further informs the Staff that the 2011 branded prescription drug fee has been charged to selling, general and administrative expenses within operating expenses, consistent with the requirements of Accounting Standards Update 2010-27, Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers.

The Company proposes to the Staff that as US Healthcare Reform legislation has not had a material effect on the Company’s results of operations, nor does the Company anticipate the effect on future periods to be materially different than 2011 trends, revised disclosure is not required in future periodic reports.

Incorporated and registered in Jersey No. 99854
Registered Office:  Shire plc, 22 Grenville Street, St Helier, Jersey JE4 8PX

Notes to Consolidated Financial Statements
19, Commitments and contingencies
(e) Legal and other proceedings, page F-39

2.	Please provide us proposed revised disclosure to be included in future periodic reports addressing the requirements of ASC 450-20-50-4b.

Response:

The Company is subject to various legal and other proceedings, of which the principal pending matters were disclosed on pages F-40 to F-42 of the 2011 Form 10-K. At December 31, 2011 these principal pending matters comprise: (i) filings of Abbreviated New Drug Applications (“ANDAs”) under the Hatch-Waxman Act by generic manufacturer’s seeking to market generic versions of the Company’s products; (ii) government investigations, specifically the US government investigation into sales and marketing practices for ADDERALL XR, DAYTRANA and VYVANSE; and (iii) certain other litigations.

The Company confirms to the Staff that it specifically considered the requirements of ASC 450-20-50-4b when compiling its disclosure, as outlined below:

(i)
The ANDA filings and related litigations disclosed in the 2011 Form 10-K covered the Company’s ADDERALL XR, FOSRENOL, INTUNIV, LIALDA and VYVANSE products, (the “ANDA Filings”).  An ANDA filing and any related litigation does not require the recognition of a loss contingency provision under ASC 450. Accordingly, disclosure of the estimate of possible loss or range of possible loss under ASC 450-20-50-4b is not applicable. However, approval of an ANDA, and any subsequent launch of a generic competitor product, could lead to lower product sales for the relevant product. Therefore the Company has disclosed certain details of the ANDA Filings in the 2011 Form 10-K as the related products are material to the Company, and such disclosure would be relevant to investors.

(ii)
The government investigation disclosed in the 2011 Form 10-K related to the US Attorney for the Eastern District of Pennsylvania’s investigation into sales and marketing practices for ADDERALL XR, DAYTRANA and VYVANSE (the “EDPA Investigation”). At the time of filing the 2011 Form 10-K the Company could not conclude that there was at least a reasonable possibility that a loss may have been incurred, and the 2011 Form 10-K stated that the Company was “unable to predict the outcome or duration of this investigation”. As the Company could not conclude that there was at least a reasonable possibility that a loss may have been incurred, the Company considered that the disclosures required by ASC 450-20-50-4b were not applicable for the 2011 Form 10-K. However, the EDPA Investigation is in respect of the ADHD therapeutic area, revenues from which are material to the Company. Therefore the Company disclosed certain details of the EDPA Investigation considered relevant to investors irrespective of the probability of a loss having been incurred. The Company continually monitors the status of the EDPA Investigation, and will modify its disclosure in future periodic reports if required by changes in facts and circumstances.

(iii)
For the other litigations disclosed in the 2011 Form 10-K, for those matters for which the Company concluded that there was at least a reasonable possibility that a loss may have been incurred, the Company assessed its exposure to a possible loss or range of possible loss in excess of any amounts accrued and concluded that any such loss or range of loss was not material. This assessment was conducted: (i) individually, on a matter-by-matter basis; and (ii) on an aggregate basis for those matters considered by the Company to be closely related. The Company therefore concluded that disclosure under ASC 450-20-50-4b was not required. If in future periods the possible loss or range of possible loss becomes material either for individual matters, or in the aggregate for any matters considered to be closely related, the Company will include disclosure as required by ASC 450-20-50-4b.

The Company respectfully informs the Staff that where a material exposure to a possible loss or range of possible loss in excess of the amount accrued exists, the Company has and will continue to provide disclosure as required by ASC 450-20-50-4b. In response to the Staff’s comment in respect of Note 19, Commitments and contingencies (e) Legal and other proceedings, the Company proposes to enhance its disclosure to make clear that the requirements of ASC 450-20-50-4b have been addressed. This proposed revised disclosure was included in the Company’s Form 10-Q for the three months ended March 31, 2012 and will be included in future Form 10-Q and Form 10-K filings (proposed additions to the Company’s 2011 10-K disclosure are underlined):

(e) Legal and other proceedings

The Company expenses legal costs as they are incurred.

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded.  Estimates of losses are often developed substantially before the ultimate loss is known, and are therefore refined each accounting period as additional information becomes known. In instances where the Company is unable to develop a reasonable estimate of loss, no loss contingency provision is recorded at that time. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed quarterly and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. At December 31, 2011 provisions for litigation losses, insurance claims and other disputes totalled $36.9 million (December 31, 2010: $33.8 million).

The Company’s principal pending legal and other proceedings are disclosed below.  The outcomes of these proceedings are not always predictable and can be affected by various factors.  For those legal and other proceedings for which it is considered at least reasonably possible that a loss has been incurred, the Company discloses the possible loss or range of possible loss in excess of the recorded loss contingency provision, if any, provided that such excess is both material and estimable.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Graham Hetherington

Graham Hetherington
Chief Financial Officer

cc: Angus Russell, Chief Executive Officer